Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 15, 2014

CEO Message Video Transcript

7/13/2014 as of 7.30pm

Susan Cameron:

Hello, everyone. What a difference a decade makes.

Almost ten years ago to the day, we reinvented ourselves as Reynolds American.

And today, I’m delighted to talk to you about an acquisition that will propel us forward in our mission to transforming the tobacco industry.

Today, I am delighted to share the news with you that Reynolds American and Lorillard have reached a definitive agreement on which we will acquire Lorillard and their powerful Newport brand. We will have the…a strengthened and diversified portfolio of iconic brands.

So, I’m going to give you a little bit of detail about the transaction but you’ll be able to find out more information on www.reynoldsamericaninfo.com.

So, everybody’s asking, “And how will this affect me?” And that’s a good question. And I’m delighted to announce that there will be no elimination of jobs due to this acquisition to Reynolds American’s employees.

As part of this transaction, five brands - three from R.J. Reynolds and two from Lorillard - will be sold to Imperial Tobacco. We will be selling KOOL, Salem and Winston. And Lorillard will be selling to them Maverick and the blu brand. And we will have the complementary strengths of Newport in our portfolio.

And one of the things you can think about in terms of why this is such a great combination is even the geographic strengths of our two businesses will combine to give us a national, a truly national, footprint. Because Newport is very strong in the East Coast of the United States and, as you know, Camel and many of our brands are much stronger in the West coming into the Midwest.

So we will be adding employees. We will be adding in knowledge of Newport into functions across the organization. And we will be, certainly as we move the brand manufacturing into Tobaccoville, we will be adding job positions to be sure that we can produce that manufacture. We expect that manufacturing transfer to take 15 to 18 months from close. We expect this transaction to close sometime in the first half of 2015.

We decided that we would sell blu, the brand blu, to Imperial Tobacco. And, of course, we’ve kept our VUSE brand. And this was not an easy decision. blu has performed very very well. Today, it’s the leader in the e-cigarette category in the United States. We believe that VUSE does have superior technology. We are very confident in VUSE results. And we are quite certain that we can compete with VUSE. And, as you know, we are in the process of rolling that out to 15,000 outlets as we speak and with further expansions planned throughout the rest of this year.

In addition, today we are announcing that we, together with British American Tobacco, are pursuing a R&D and technology-sharing initiative. And we will be looking to work together in next-generation products such has heat-not-burn and vapor products. And we think that that will give both companies tremendous opportunity as we look forward on our mission to transform tobacco, putting together our resources. And it could promote opportunities for our VUSE technology, for instance, in global markets.

So let’s talk about what happens next and what do we do tomorrow morning. First of all, for everybody watching this video, it is business as usual. We have a lot on our plates. Everybody in this company is working flat out. We are focusing on the VUSE national roll-out, we are focusing on growing all of our brands – Camel and Pall Mall and Grizzly and VUSE and Natural American Spirit. And so that doesn’t change. What we will be doing is we will begin the process of integration planning. And, as you can imagine, this is a fairly complicated transaction. It’s also a complicated integration.

We will need to have regulatory approval, which we will be looking forward to working with the regulatory authorities to approve this transaction. And we will also have to get the approval of the shareholders of Imperial Tobacco, of Lorillard and of Reynolds American.

I have no doubt that we will be able to make this integration seamless. And that by the time 2015 rolls around, and we close the transaction, that we’ll be ready to go. And when we are ready to go, I talked about the manufacturing transition. Of course our trade marketing employees will have Newport in their stable. And we will have a truly complementary national geographic footprint for our brand portfolio.

It is a very, very exciting day for our company. And you guys are the best employees in the industry. So I know that you will continue business as usual. I know that you will support the transition when it comes. And I hope you’ll celebrate our ten years by thinking about the next ten. Thanks a lot.

[END]

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND

RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.